

# Unlocking the Future of Tokenized Asset Investments

## THE STOCK EXCHANGE FOR REAL ESTATE

## TOKENIZATION

BY 2030 —— **$4 Trillion**

## FINANCIAL PROJECTIONS



Gross Profit
Cost of Goods Sold (COGS)
$.16M
$3.29M
$3.04M
$.26M
$10.54M
$8.04M
$2.5M
Year 1 (UAE)
Year 2 (UAE + USA)
Year 3 (UAE + USA)

The statements regarding potential returns are forward-looking statements and are based on current expectations, forecasts, and assumptions which involve risks and uncertainties that could cause actual outcomes and results to differ materially.

## WHY WE'RE DIFFERENT

### Platform for Real Estate

SmartBlocks specializes in the fractionalization space, enabling investors to access a diverse range of fractionalized assets and enabling global investors to access fractionalized real estate in the UAE/USA.

### Secondary Market Trading

SmartBlocks plans to incorporate secondary market trading and lending solutions, providing unique features that extend beyond those offered by traditional equity crowdfunding platforms.

### Vision Expansion

SmartBlocks is piloting on the UAE market due to the rapid tech adaptation but will expand to the USA and establish it as the primary market.

## TEAM MEMBERS



**Mark Fidelman**
CEO



**Sid Belzberg**
CTO



**Jas Dhillon**
CHIEF PRODUCT OFFICER



**Jim Pakulis**
COO

## TOTAL ADDRESSABLE MARKET

UAE's economy grew by 5.9% in 2022, with a forecast of 4.1% growth in 2023.



$280T
Global
$65.7T
USA
$700B
UAE

## THE ASK

- **Funding amount needed:** $5 million
- **SAFE offered**
- **Use of funds** (e.g., product development, marketing, hiring)
- **Potential exit strategy:** Sale to a larger company, IPO



**Mark Fidelman, CEO**

Led Tetraguard.io, world's first decentralized ETF to market; was CMO of Wax.io, NFTs back by assets did a $78 million ICO. Thought Leader in the Tokenization Space, Real Estate Broker in USA.

Contact Information
Mark@smartblocks.agency
www.smartblocks.xyz